FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

May 22, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

May 22, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company has signed a contract with Heath & Sherwood Drilling, a subsidiary of Cabo Drilling Corporation of Kirkland Lake and has commenced diamond drilling on its Dixie Lake Gold Property (the “Property”), in the 30 million ounce gold Red Lake Mining District in Ontario, Canada.

The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp’s prolific Red Lake Mine, the highest grade, lowest cost production gold mine in the world. The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer Development Groups, to earn a 51% interest. To date, 42,801 feet have been drilled over 116 holes and some significant intercepts have been identified.

The Dixie Lake Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property, to date, has generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon. Subsequent work completed by Grandview produced intercepts of 4.0 g/t gold over 7.0 m in hole DL- 2005-09 and 8.06 g/t gold over 1.8 m in hole DL-2005-11.

The Dixie Lake property shares geology with the Red Lake Mining District and lies on the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the Canadian Shield. The Red Lake greenstone belt is made of a Balmer Assemblage rocks. Balmer Assemblages are made up of tholeiitic basalt, komattite, komatiite basalt with minor felsic volcanic rocks, iron formation and fine grained clastic rocks and are host to some of the largest gold mines in the world; for example the Campbell, Red Lake and Cochenour Mines.

Grandview Gold Inc.

The 2007 drill program will focus on several untested targets and look for potential down plunge extensions of the 88-4 and 88-4 West zones. Targets represent high grade gold mineralization similar to those found on other Red Lake Mining District properties

That is, silicified shear-zone hosted gold within a zone typified by high strain and as a silicified and sulphidized sedimentary units occurring with a sequence of mafic volcanic rocks.

The 2007 exploration program has, based on historic drill results, identified drill targets, but will also include additional surface chemistry work and review of all past diamond drill assays, as well as review of geophysical and geochemical anomalies.

Grandview President and CEO Paul Sarjeant, B.Sc. P.Geo, a veteran of greenstone geology, is pleased to commence exploration on the Property, “Grandview’s Red Lake portfolio has an excellent pedigree and I am anxious to get in there and expose its potential. Our Canadian exploration program is funded, drill contracts are signed and our Rice Lake exploration team has been deployed. We expect to be coring by the first of June”

As part of the Company’s exploration work going forward, qualified persons will be re- visiting historic drilling and verifying and/or upgrading results where possible.

Item 5.	Full Description of Material Change

May 22, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is very pleased to report that the Company has signed a contract with Heath & Sherwood Drilling, a subsidiary of Cabo Drilling Corporation of Kirkland Lake and has commenced diamond drilling on its Dixie Lake Gold Property (the “Property”), in the 30 million ounce gold Red Lake Mining District in Ontario, Canada.

The 1,664 hectare Dixie Lake property is a mid-stage exploration project located just 16 miles south of Goldcorp’s prolific Red Lake Mine, the highest grade, lowest cost production gold mine in the world. The Property was first drilled in 1944 by A. Boyle and sporadically thereafter by companies like Newmont, Teck and Fronteer, until Grandview purchased an option from Fronteer Development Groups, to earn a 51% interest. To date, 42,801 feet have been drilled over 116 holes and some significant intercepts have been identified.

The Dixie Lake Property represents one of the most attractive undeveloped resource areas in the Red Lake Belt. Diamond drilling conducted on the Dixie Lake gold property, to date, has generated economically interesting gold grades in three dimensions. Teck Corporation, who formerly operated the property, in 1990, calculated a tonnage for the 88-4 zone of 1.1 million tons grading 0.10 ounces gold per ton. This inferred gold resource included high grade intercepts up to 15.60 g/t gold (0.5 opt) over 2.83 metres (9.3 feet) (from DL89-09) at depths of less than 50 metres. Grandview has not completed the work required to verify this historical estimate and is not treating this historical estimate as being compliant with current standards under 43-101 and as such this historical estimate should not be relied upon. Subsequent work completed by Grandview produced intercepts of 4.0 g/t gold over 7.0 m in hole DL- 2005-09 and 8.06 g/t gold over 1.8 m in hole DL-2005-11.

The Dixie Lake property shares geology with the Red Lake Mining District and lies on the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the

Grandview Gold Inc.

Canadian Shield. The Red Lake greenstone belt is made of a Balmer Assemblage rocks. Balmer Assemblages are made up of tholeiitic basalt, komattite, komatiite basalt with minor felsic volcanic rocks, iron formation and fine grained clastic rocks and are host to some of the largest gold mines in the world; for example the Campbell, Red Lake and Cochenour Mines.

The 2007 drill program will focus on several untested targets and look for potential down plunge extensions of the 88-4 and 88-4 West zones. Targets represent high grade gold mineralization similar to those found on other Red Lake Mining District properties

That is, silicified shear-zone hosted gold within a zone typified by high strain and as a silicified and sulphidized sedimentary units occurring with a sequence of mafic volcanic rocks.

The 2007 exploration program has, based on historic drill results, identified drill targets, but will also include additional surface chemistry work and review of all past diamond drill assays, as well as review of geophysical and geochemical anomalies.

Grandview President and CEO Paul Sarjeant, B.Sc. P.Geo, a veteran of greenstone geology, is pleased to commence exploration on the Property, “Grandview’s Red Lake portfolio has an excellent pedigree and I am anxious to get in there and expose its potential. Our Canadian exploration program is funded, drill contracts are signed and our Rice Lake exploration team has been deployed. We expect to be coring by the first of June”

As part of the Company’s exploration work going forward, qualified persons will be re- visiting historic drilling and verifying and/or upgrading results where possible.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 22nd day of May 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.